August 31, 2006
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	EV Energy Partners, L.P. Amendment No. 3 to Registration Statement on Form S-1 Filed August 31, 2006 File No. 333-134139
Dear Mr. Schwall:
     On behalf of EV Energy Partners, L.P. (the “Company”), we hereby submit the following responses to your letter dated August 25, 2006, containing comments from the staff of the Securities and Exchange Commission (the “Staff") relating to the Company’s Amendment No. 2 (“Amendment No. 2") to Registration Statement (File No. 333-134139) on Form S-1 (the “Registration Statement"). In this letter, the Company has reproduced your comments in italics typeface, and has made its responses in normal typeface. The Company respectfully requests that the Staff provide its further comments at its earliest convenience.
Form S-1/A2 Filed August 8, 2006
Pro Forma Financial Information and Financial Forecast, page 60
Note 3 — Significant Forecast Assumptions, page 66
1.	Within your table of forecasted production and oil and gas price information you identify the natural gas prices presented as per Mcf. However, in footnote 2 to the table you explain that the prices received for the hedged and unhedged volumes are per MMBtu, but the premium and discount received for Appalachian and Northern Louisiana production are per Mcf. Please revise the disclosure to provide consistent pricing and unit bases to enable the reader to clearly understand your expectations.

Mr. H. Roger Schwall
August 31, 2006

Response:	We have complied with this comment, please see pages 66 and 67 of the prospectus.
2.	In footnote 2 to the table, you explain that for your Appalachian and Northern Louisiana production the prices received are adjusted for a premium of $1.16 per Mcf and a discount of $0.54 per Mcf respectively. As the amounts partially offset each other it is unclear how the $1.64 per Mcf you disclose in the table as the premium to NYMEX is calculated. Please revise your disclosure to reconcile these amounts and provide clarifying discussion. Please also expand your disclosure to explain why the production from the respective areas receives the premium or discount.

Response:	We have complied with this comment, please see pages 66 and 67 of the prospectus.
3.	We note your disclosure in footnote 3 that the prices received for your oil production are “adjusted by deducting $3.10 per Bbl to reflect transportation and quality differentials.” However, in the related table of forecasted oil prices you disclose that you anticipate receiving a premium to NYMEX of $5.09. Please revise your disclosure to reconcile these amounts and provide clarifying discussion.

Response:	We have complied with this comment, please see pages 66 and 67 of the prospectus.
Financial Statements — Unaudited Pro Forma Combined, page F-2
4.	In your response to comment 6 you provide further explanation for the pro forma adjustments to lease operating expenses and general and administrative expenses. Please revise your disclosures to include a summary of the explanation provided in your response to further clarify and explain the applicable pro forma adjustments.

Response:	We have complied with this comment, please see page F-11 of the prospectus.
Financial Statements — The Combined Predecessor Entities, page F-18
General
5.	It appears you will need to update your historical and pro forma financial statements to comply with the guidance in Rule 3-12 and Rule 11-02(c) of Regulation S-X.

Response:	We have complied with this comment.

Mr. H. Roger Schwall
August 31, 2006

     If this response does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned and we will supply further detail as quickly as possible.

Sincerely,
/s/ Guy Young
Guy Young

cc:	Mr. Michael E. Mercer EV Management, L.L.C. James M. Prince, Esq. Dan A. Fleckman, Esq. Vinson & Elkins, L.L.P.

Mr. H. Roger Schwall
August 31, 2006

     As requested in the letter dated August 25, 2006 containing comments from the staff of the Securities and Exchange Commission (the “Staff") relating to Amendment No. 2 to the Registration Statement on Form S-1 filed by EV Energy Partners, L.P. (the “Company"), the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form S-1;

•	Comments from the Staff or changes to disclosure in response to Staff comments in the Form S-1 do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form S-1; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
EV Energy Partners, L.P.

By:	EV Energy GP, L.P.,
its general partner

By:	EV Management, L.L.C.
its general partner

By:	/s/ Michael E. Mercer
	Name:	Michael E. Mercer
	Title:	Chief Financial Officer